SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Ault Alliance, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended September 30, 2023 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In September 2023, the Registrant’s management committed to a plan for its wholly owned subsidiary, Ault Global Real Estate Equities, Inc. (“AGREE”) to list for sale its four recently renovated Midwest hotels, the Hilton Garden Inn in Madison West, the Residence Inn in Madison West, the Courtyard in Madison West, and the Hilton Garden Inn in Rockford. The decision to sell the hotels follows the decision to also list the multifamily development site in St. Petersburg, Florida and is driven by the Registrant’s desire to focus on its core businesses.

In connection with the planned sale of AGREE assets, the Registrant concluded that the net assets of AGREE met the criteria for classification as held for sale. In addition, the proposed sale represents a strategic shift that will have a major effect on the Registrant’s operations and financial results. As a result, the Registrant will report the results of operations, cash flows and financial position of AGREE as discontinued operations in the consolidated financial statements.

The Registrant’s revenue was approximately $120 million for the nine months ended September 30, 2023, an increase of 38% from the $87 million for the nine months ended September 30, 2022. This excludes revenue from AGREE discontinued operations of approximately $12 million for the nine months ended September 30, 2023 and approximately $13 million for the nine months ended September 30, 2022. The Registrant’s loss from continuing operations was approximately $102 million for the nine months ended September 30, 2023, compared to a loss from continuing operations of approximately $28 million for the nine months ended September 30, 2022.

Revenue for the nine months ended September 30, 2023 included revenue from lending and trading activities of approximately $4 million, compared to $32 million for the nine months ended September 30, 2022. Revenue for the nine months ended September 30, 2023 included approximately $22 million from its consolidated variable interest entity, The Singing Machine Company, Inc. (“SMC”), which was acquired in June 2022. Revenue for the nine months ended September 30, 2023 included approximately $38 million from its wholly owned subsidiary, Circle 8 Crane Services, LLC, which assets and operations were acquired in December 2022. The Registrant also had increases in its cryptocurrency mining operations of approximately $12 million.

The Registrant’s operating expenses increased to approximately $131 million for the nine months ended September 30, 2023, representing an increase of approximately $57 million compared to approximately $72 million for the nine months ended September 30, 2022. Operating expenses for the nine months ended September 30, 2023 included approximately $36 million related to impairment of goodwill and intangible assets and approximately $4 million of impairment of property and equipment. Excluding the impairment charges, operating expenses at recently acquired companies represented the majority of the increase in operating expenses.

The increase in operating expenses from the nine months ended September 30, 2022, was due to the following:

•	Selling and marketing expenses were approximately $26 million for the nine months ended September 30, 2023, compared to approximately $21 million for the nine months ended September 30, 2022. The increase was the result of higher marketing costs related to an advertising sponsorship agreement. SMC, which was acquired in June 2022, incurred approximately $1.5 million in selling and marketing costs;

•	General and administrative expenses were approximately $60 million for the nine months ended September 30, 2023, compared to approximately $44 million for the nine months ended September 30, 2022, an increase of approximately $16 million, or approximately 36%. General and administrative expenses increased by approximately $25 million from the comparative prior period due to the registrant’s recent acquisitions partially offset by decreases related to bonuses and legal fees;

•	Impairment of goodwill and intangible assets of approximately $36 million for the nine months ended September 30, 2023 of Avalanche International, Corp.; and

•	Impairment of property and equipment of approximately $4 million for the nine months ended September 30, 2023.

The Registrant’s estimated net loss available to common stockholders was approximately $132 million for the nine months ended September 30, 2023, compared to a net loss available to common stockholders of approximately $66 million for the nine months ended September 30, 2022.

AULT ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2023	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer